No. 812-[ ]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

__________________

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

__________________

In the Matter of:

THE ADVISORS’ INNER CIRCLE FUND

One Freedom Valley Drive
Oaks, Pennsylvania 19456

CAMBIAR INVESTORS, LLC

200 Columbine Street, Suite 800

Denver, Colorado 80206

SEI INVESTMENTS DISTRIBUTION CO.

One Freedom Valley Drive
Oaks, Pennsylvania 19456

__________________

Please send all communications regarding this Application to:

Micheal Beattie The Advisors’ Inner Circle Fund One Freedom Valley Drive Oaks, Pennsylvania 19456	Brian M. Barish Cambiar Investors, LLC 200 Columbine Street, Suite 800 Denver, Colorado 80206

John C. Munch SEI Investments Distribution Co. One Freedom Valley Drive Oaks, Pennsylvania 19456

With a copy to:

Sean Graber, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Page 1 of 11 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on January 6, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of The Advisors’ Inner Circle Fund Cambiar Investors, LLC SEI Investments Distribution Co. File No. 812-[ ]	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I. SUMMARY OF APPLICATION

In this application, The Advisers’ Inner Circle Fund (“Trust”), Cambiar Investors, LLC (“Adviser”), and SEI Investments Distribution Co. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveShares® ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveShares® ETFs listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveShares® ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order, which is incorporated by reference herein.

II. APPLICANTS

A. The Trust

The Trust is a business trust organized under the laws of the State of Massachusetts and will consist of one or more series operating as ActiveShares® ETFs. The Trust is registered with the Commission as an open-end management investment company under the Act.3

B. The Adviser

The Adviser will be the investment adviser to the Initial Funds. The Adviser is a Delaware limited liability company with its principal place of business in Denver, Colorado. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a Licensing Agreement with Precidian Investments LLC and its affiliate in order to offer ActiveShares® ETFs.4

Subject to approval by the Trust’s Board of Trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Pennsylvania corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The Distributor will distribute Shares on an agency basis.

III. REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and
•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

[3]	The Trust also offers other series not advised by the Adviser and the relief sought herein will not apply to such other series or investment advisers unless the Commission has granted an order of exemption to such series and investment advisers allowing them to rely on the relief granted herein.

[4]	Aspects of the Funds are covered by intellectual property rights, including but not limited to those which are described in one or more patent applications.

IV. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Matthew M. Maher, Vice President and Secretary of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the Board of Trustees of the Trust on August 18, 2020.

THE ADVISORS’ INNER CIRCLE FUND

VOTED: That the officers of The Advisors’ Inner Circle Fund (the “Trust”) be, and each hereby is, authorized to prepare and file, in the name and on behalf of the Trust, with the Securities and Exchange Commission (the “SEC”) an application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, that grants pursuant to Sections 6(c) and 17(b) of the 1940 Act an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and that grants pursuant to Section 12(d)(1)(J) of the 1940 Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Exemptive Application”);

VOTED: That the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file, in the name and on behalf of the Trust, any and all amendments to such Exemptive Application as may be necessary or appropriate; and

VOTED: That the Exemptive Application and any amendments thereto shall be executed by or on behalf of the Trust by one or more of its officers, and that the officers of the Trust are hereby authorized to take any and all actions and to prepare, execute, deliver and/or file any and all other agreements, documents, instruments and certificates as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application.

The Advisors’ Inner Circle Fund

By:	/s/ Matthew M. Maher
Name:	Matthew M. Maher
Title:	Vice President and Secretary

Cambiar Investors, LLC

By:	/s/ Brian M. Barish
Name:	Brian M. Barish
Title:	President

SEI Investments Distribution Co.

By:	/s/ John C. Munch
Name:	John C. Munch
Title:	General Counsel and Secretary

Authorization Rule 0-2(c)(1)

Authorization of Cambiar Investors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Cambiar Investors, LLC have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Cambiar Investors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Cambiar Investors, LLC

By:	/s/ Brian M. Barish
	Name:	Brian M. Barish
	Title:	President

Authorization Rule 0-2(c)(1)

Authorization of SEI Investments Distribution Co.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by SEI Investments Distribution Co. have been taken, and that as General Counsel and Secretary thereof, he is authorized to execute and file the same on behalf of SEI Investments Distribution Co. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SEI Investments Distribution Co.

By:	/s/John C. Munch
	Name:	John C. Munch
	Title:	General Counsel and Secretary

Verification Rule 0-2(d)

Verification of Application
The Advisors’ Inner Circle Fund

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, The Advisors’ Inner Circle Fund; that he is the Vice President and Secretary of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 6th day of January, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

The Advisors’ Inner Circle Fund

By:	/s/ Matthew M. Maher
Name:	Matthew M. Maher
Title:	Vice President and Secretary

Verification Rule 0-2(d)

Verification of Application
Cambiar Investors, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Cambiar Investors, LLC; that he is President of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 6th day of January, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Cambiar Investors, LLC

By:	/s/ Brian M. Barish
Name:	Brian M. Barish
Title:	President

Verification Rule 0-2(d)

Verification of Application
SEI Investments Distribution Co.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, SEI Investments Distribution Co.; that he is General Counsel and Secretary of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 6th day of January, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SEI Investments Distribution Co.

By:	/s/John C. Munch
	Name:	John C. Munch
	Title:	General Counsel and Secretary

APPENDIX A

Initial Funds

Cambiar Large Cap ETF: The Fund will seek total return and capital preservation. Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks of large-cap companies.

Cambiar Small Cap ETF: The Fund will seek long-term capital appreciation. Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks of small-cap companies.

Cambiar SMID ETF: The Fund will seek long-term capital appreciation. Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks of small- to mid-sized companies.